EXHIBIT 99.1

ECI Telecom Names Itzik Zion Executive Vice President and Chief Financial Officer

PETAH TIKVA, ISRAEL - April 25, 2007 - ECI Telecom (NASDAQ: ECIL), a global provider of networking infrastructure equipment, today announced the appointment of Itzik Zion as Executive Vice President and Chief Financial Officer. He will be joining the company in mid June. As previously announced, ECI's current CFO, Giora Bitan, is departing to resume his venture capital career. Bitan will work with Zion in the coming weeks to ensure a smooth transition.

Prior to joining ECI, Zion served as CFO of Motorola Israel, a wholly owned subsidiary of Motorola Inc. and one of Israel's leading telecommunication companies, with over 3000 employees. While at Motorola, Zion also served on the board of directors of MIRS Communications, one of four cellular operators in Israel. Previously, Zion served as CFO of Super-Sol, one of the largest retail company in Israel with over $1.5 billion in revenues, which traded then both on the New York Stock Exchange as well as the Tel Aviv Stock Exchange. Prior to that, Zion served as CFO of New Dimension Software, which traded on NADSAQ, up until it was acquired by BMC Software for $650 million. Zion is a Certified Public Accountant (Israel) and holds a B.A. in Accounting and Economics from Tel Aviv University.

Commenting on the appointment, Rafi Maor, President and Chief Executive Officer said, "I am pleased to have someone of Itzik Zion`s caliber join ECI's senior management team. Itzik brings to ECI more than 15 years of corporate finance, strategic planning, operations and global management experience. His diverse background, as CFO of publicly traded companies, both on NASDAQ as well as NYSE, together with his experience in the telecom industry, will add great value to our team and to ECI's continued growth strategy."

About ECI Telecom

ECI Telecom delivers innovative communications platforms to carriers and service providers worldwide. ECI provides efficient platforms and solutions that enable customers to rapidly deploy cost-effective, revenue-generating services.

Founded in 1961, Israel-based ECI has consistently delivered customer-focused networking solutions to the world’s largest carriers. The Company is also a market leader in many emerging markets. ECI provides scalable broadband access, transport and data networking infrastructure that provides the foundation for the communications of tomorrow, including next-generation voice, IPTV, mobility and other business solutions. For more information, please visit www.ecitele.com.

Forward Looking Statements

Certain statements contained in this release may contain forward-looking information with respect to plans, projections or future performance of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties and other risks detailed in the Company’s filings with the Securities and Exchange Commission.

Investor Relations Contact:
Elana Holzman, VP Investor Relations, ECI Telecom, Tel: +972-3-926-6255, elana.holzman@ecitele.com